UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly held company

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), pursuant to art. 157, paragraph 4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, is hereby informing its shareholders and the market that it was informed by the shareholders VBC Energia S.A. ("VBC"), ESC Energia S.A. ("ESC") and Camargo Corrêa S.A. ("CCSA"), on November 21, 2012 and BB Carteira Livre I FIA ("BB CL I") and Caixa de Previdência dos Funcionários do Banco do Brasil ("Previ"), on December 26, 2012, that they conducted corporate transactions resulting in the transference of part of the shares of CPFL Energia bound to the Shareholders Agreement to Affiliates.

Thus, by virtue of the abovementioned corporate transactions, the ownership of shares of CPFL Energia bound to the Shareholders Agreement, originally owned by VBC and BB CL I came to be held in the following proportions by such shareholders and their Affiliates:

(i)          Quantity of bound shares originally held by VBC: 245,890,734 (two hundred forty-five million, eight hundred and ninety thousand, seven hundred and thirty-four) shares. Current composition: (a) ESC: 224,188,344 (two hundred twenty-four million, one hundred eighty-eight thousand, three hundred and forty-four) shares, (b) CCSA: 11,804,530 (eleven million, eight hundred and four thousand, five hundred and thirty) shares, and (c) VBC: 9,897,860 (nine million, eight hundred ninety-seven thousand, eight hundred and sixty) shares; and

(ii)         Quantity of bound shares originally held by BB CL I: 206,174,418 (two hundred and six million, one hundred seventy-four thousand, four hundred and eighteen) shares. Current composition: (a) Previ: 9,897,860 (nine million, eight hundred ninety-seven thousand, eight hundred and sixty) shares, and (b) BB CL I: 196,276,558 (one hundred ninety-six million, two hundred seventy-six thousand, five hundred fifty-eight) shares.

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Shareholders	Quantity of Bound Shares Before the Corporate Transactions of VBC and BB CL I	Current Quantity of Bound Shares
VBC	245,890,734	9,897,860
ESC (*)	0	224,188,344
CCSA (**)	0	11,804,530
BB CL I	206,174,418	196,276,558
Previ (***)	0	9,897,860

(*) company of Camargo Corrêa group and controlled, directly or indirectly, by CCSA;

(**) company of Camargo Corrêa group and controlling, directly or indirectly, ESC and VBC; and

(***) sole holder of quotas of BB CL I.

Thus, pursuant to Sub-clause 11.13 of CPFL Energia’s Shareholders Agreement, the Affiliates: (i) ESC and CCSA, and (ii) Previ, expressed their unconditional adherence to CPFL Energia’s Shareholders Agreement, starting to exercise the rights and obligations under it, and should therefore be considered as controllers of CPFL Energia for all purposes.

CPFL Energia also clarifies that made the relevant changes in the Reference Form, on November 30 and December 26, 2012, in relation to the transactions of VBC, and on January 8, 2013, in relation to the transaction of BB CL I.

São Paulo, January 15, 2013.

______________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.